Exhibit 107

Calculation of Filing Fee Tables

FORM S-1

(Form Type)

SIDUS SPACE, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Share (2)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Class A Common Stock, $0.0001 par value	457(c)	9,127,710	2.73	$24,918,648	$92.70 per million	$2,309.96

	Total Offering Amounts							$2,309.96
	Total Fees Previously Paid							$1,085.03
	Total Fee Offsets							$0
	Net Fee Due							$1,224.93

(1)	Includes 90,367 shares of Class A common stock previously issued by the registrant to the selling stockholder named in the registration statement and up to 9,037,343 shares of Class A common stock that are available to be issued and sold by the registrant to the selling stockholder named in the registration statement at the registrant’s election and in its sole discretion, from time to time after the date of the registration statement, upon the terms and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement described in the registration statement. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the registrant is also registering such additional indeterminate number of shares of common stock as may become issuable as a result of stock splits or stock dividends.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act. The proposed maximum offering price per share is estimated to be $2.73, based on the average of the high and low sales prices of the common stock as reported by the Nasdaq Capital Market on August 23, 2022.